SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1) *

Insulet Corporation

(Name of Issuer)

Common Stock, par value $0.001

 (Title of Class of Securities)

45784P101

 (CUSIP Number)

December 31, 2009

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Page 1 of 18 Pages)

_____________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45784P101	13G	Page 2 of 18 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Capital, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,467,137*
	7.	SOLE DISPOSITIVE VOTING POWER 0
	8.	SHARED DISPOSITIVE VOTING POWER 3,467,137*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,467,137*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.98%*
12.	TYPE OF REPORTING PERSON* PN

* Comprised of an aggregate of 107,137 shares of Common Stock and 3,360,000 warrants to purchase shares of Common Stock held by Deerfield Private Design Fund, L.P., Deerfield Private Design International, L. P. and Deerfield Partners L.P.  The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.98% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

CUSIP No.	45784P101	13G	Page 3 of 18 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 342,112*
	7.	SOLE DISPOSITIVE VOTING POWER 0
	8.	SHARED DISPOSITIVE VOTING POWER 342,112*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,112*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.92%
12.	TYPE OF REPORTING PERSON* PN

* Comprised of 107,137 shares of Common Stock and 234,975 warrants to purchase shares of Common Stock.  The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.98% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

CUSIP No.	45784P101	13G	Page 4 of 18 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Management Company, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 538,310*
	7.	SOLE DISPOSITIVE VOTING POWER 0
	8.	SHARED DISPOSITIVE VOTING POWER 538,310*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538,310*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.45%*
12.	TYPE OF REPORTING PERSON* PN

* Comprised of 148,310 shares of Common Stock and 390,000 warrants to purchase shares of Common Stock held by Deerfield International Limited.  The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.98% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

CUSIP No.	45784P101	13G	Page 5 of 18 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 538,310*
	7.	SOLE DISPOSITIVE VOTING POWER 0
	8.	SHARED DISPOSITIVE VOTING POWER 538,310*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538,310*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.45%*
12.	TYPE OF REPORTING PERSON* CO

* Comprised of 148,310 shares of Common Stock and 390,000 warrants to purchase shares of Common Stock.  The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.98% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

CUSIP No.	45784P101	13G	Page 6 of 18 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Private Design Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,196,888*
	7.	SOLE DISPOSITIVE VOTING POWER 0
	8.	SHARED DISPOSITIVE VOTING POWER 1,196,888*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,196,888*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.15%*
12.	TYPE OF REPORTING PERSON* CO

* Comprised of 1,196,888 warrants to purchase shares of Common Stock.  The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.98% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

CUSIP No.	45784P101	13G	Page 7 of 18 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Private Design International, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,928,137*
	7.	SOLE DISPOSITIVE VOTING POWER 0
	8.	SHARED DISPOSITIVE VOTING POWER 1,928,137*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,928,137*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.98%*
12.	TYPE OF REPORTING PERSON* CO

* Comprised of 1,928,137 warrants to purchase shares of Common Stock.  The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.98% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

CUSIP No.	45784P101	13G	Page 8 of 18 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James E. Flynn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,005,447*
	7.	SOLE DISPOSITIVE VOTING POWER 0
	8.	SHARED DISPOSITIVE VOTING POWER 4,005,447*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,005,447*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.98%*
12.	TYPE OF REPORTING PERSON* IN

* Comprised of an aggregate of 255,447 shares of Common Stock and 3,750,000 warrants to purchase shares of Common Stock held by Deerfield Partners, L.P., Deerfield International Ltd.,  Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P.  The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares that are beneficially owned by such holder and its affiliates and any other persons or entities which with which such holder would constitute a Section 13(d) “group”, would exceed 9.98% of the total number of shares of the Issuer’s total outstanding.  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

CUSIP No.	45784P101	13G	Page 9 of 18 Pages

Item 1(a).	Name of Issuer:

Insulet Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

9 Oak Park Drive Bedford, Massachusetts 01732

Item 2(a).	Name of Person Filing:

James E. Flynn, Deerfield Capital, L.P., Deerfield Partners, L.P., Deerfield
Management Company, L.P., Deerfield International Limited, Deerfield Private Design
Fund, L.P. and Deerfield Private Design International, L.P.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

James E. Flynn, Deerfield Capital, L.P., Deerfield Partners, L.P.,
Deerfield Management Company, L.P., Deerfield Private Design Fund, L.P.,
Deerfield Private Design International, L.P., 780 Third Avenue, 37th Floor,
New York, NY 10017; Deerfield International Limited c/o Bisys Management, Bison
Court, Columbus Centre, P.O. Box 3460, Road Town, Tortola, British Virgin Islands

Item 2(c).	Citizenship:

Mr. Flynn - United States citizen
Deerfield Capital, L.P., Deerfield Partners, L.P., Deerfield Private Design Fund,
L.P.- Delaware limited partnership
Deerfield Management Company, L.P. - New York limited partnership
Deerfield International Limited British Virgin Islands corporation
Deerfield Private Design International, L.P. – British Virgin Islands limited partnership

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e).	CUSIP Number:

45784P101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No.	45784P101	13G	Page 10 of 18 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership. **

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Deerfield Capital, L.P. – 3,467,137 (Includes warrants to purchase 3,360,000 shares of Common Stock)
Deerfield Partners, L.P. – 342,112 (Includes warrants to purchase 234,975 shares of Common Stock)
Deerfield Management Company, L.P. – 538,310 (Includes warrants to purchase 390,000 shares of Common Stock)
Deerfield International Limited – 538,310 (Includes warrants to purchase 390,000 shares of Common Stock)
Deerfield Private Design Fund, L.P. – 1,196,888 (Comprised of warrants to purchase
Common Stock)
Deerfield Private Design International, L.P. - 1,928,137 (Comprised of warrants to purchase Common Stock)
James E. Flynn – 4,005,447 (Includes warrants to purchase 3,750,000 shares of Common
Stock)

(b)	Percent of class:

Deerfield Capital, L.P. – 9.98%
Deerfield Partners, L.P. – 0.92%
Deerfield Management Company, L.P. – 1.45%
Deerfield International Limited – 1.45%
Deerfield Private Design Fund, L.P. – 3.15%
Deerfield Private Design International, L.P. – 4.98%
James E. Flynn – 9.98%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote	All Reporting Persons - 0

	(ii)	Shared power to vote or to direct the vote
Deerfield Capital,
L.P. – 3,467,137 (Includes warrants
to purchase 3,360,000 shares of
Common Stock)
Deerfield Partners,
L.P. – 342,112 (Includes warrants
to purchase 234,975 shares of
Common Stock)
Deerfield
Management Company,
L.P. – 538,310 (Includes warrants
to purchase 390,000 shares of
Common Stock)
Deerfield International
Limited – 538,310 (Includes
warrants to purchase 390,000 shares
of Common Stock)
Deerfield Private Design
Fund, L.P. – 1,196,888 (Comprised
of warrants to purchase Common
Stock) Deerfield Private Design
International, L.P. – 1,928,137
(Comprised of warrants to purchase
Common Stock) James E. Flynn - 4,005,447
(Includes warrants to purchase
3,750,000 shares of Common
Stock)

CUSIP No.	45784P101	13G	Page 11 of 18 Pages

(iii)	Sole power to dispose or to direct the disposition of	All Reporting Persons - 0

(iv)	Shared power to dispose or to direct the disposition of
Deerfield Capital,
L.P. – 3,467,137 (Includes warrants
to purchase 3,360,000 shares of
Common Stock)
Deerfield Partners,
L.P. – 342,112 Includes warrants
to purchase 234,975 shares of
Common Stock)
Deerfield
Management Company,
L.P. – 538,310 (Includes
warrants to purchase 390,000 shares
of Common Stock)
Deerfield International
Limited – 538,310 (Includes
warrants to purchase 390,000 shares
of Common Stock)
Deerfield Private Design
Fund, L.P. – 1,196,888 (Comprised
of warrants to purchase Common
Stock)
Deerfield Private Design
International, L.P. – 1,928,137
(Comprised of warrants to purchase
Common Stock)
James E. Flynn - 4,005,447
(Includes warrants to purchase
3,750,000 shares of Common
Stock)

**  Please see the footnotes to the cover pages to this Schedule 13G, which are hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

CUSIP No.	45784P101	13G	Page 12 of 18 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

CUSIP No.	45784P101	13G	Page 13 of 18 Pages

Item 8.	Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit B

Item 9.	Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications.

         "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

CUSIP No.	45784P101	13G	Page 14 of 18 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEERFIELD CAPITAL, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

DEERFIELD PARTNERS, L.P.

By:	Deerfield Capital, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN FUND, L.P.

By:	Deerfield Capital, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

By:	Deerfield Capital, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

CUSIP No.	45784P101	13G	Page 15 of 18 Pages

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

DEERFIELD INTERNATIONAL LIMITED

By:	Deerfield Management Company

By:	Flynn Management LLC, General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

JAMES E. FLYNN

/s/ Darren Levine
Darren Levine, Attorney-In-Fact

Date:  February 12, 2010

CUSIP No.	45784P101	13G	Page 16 of 18 Pages

Exhibit List

Exhibit A.	Joint Filing Agreement.

Exhibit B.	Item 8 Statement.

Exhibit C.(1)	Power of Attorney.

(1) Previously filed as Exhibit 24 to a Form 4 with regard to Dynavax Technologies Corporation filed with the Securities and Commission on July 20, 2007 by Deerfield Capital L.P.; Deerfield Partners, L.P.; Deerfield Management Company, L.P.; Deerfield International Limited; Deerfield Special Situations Fund, L.P.; Deerfield Special Situations Fund International Limited; Deerfield Private Design Fund, L.P.; Deerfield Private Design International, L.P. and James E. Flynn.

CUSIP No.	45784P101	13G	Page 17 of 18 Pages

Exhibit A

Agreement

         The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of Insulet Corporation shall be filed on behalf of the undersigned.

DEERFIELD CAPITAL, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

DEERFIELD PARTNERS, L.P.

By:	Deerfield Capital, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN FUND, L.P.

By:	Deerfield Capital, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

CUSIP No.	45784P101	13G	Page 18 of 18 Pages

DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

By:	Deerfield Capital, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

DEERFIELD INTERNATIONAL LIMITED

By:	Deerfield Management Company

By:	Flynn Management LLC, General Partner

By:	/s/ Darren Levine
Darren Levine, Attorney-In-Fact

JAMES E. FLYNN

/s/ Darren Levine
Darren Levine, Attorney-In-Fact

Exhibit B

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.